Exhibit 12(e)

Entergy New Orleans, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

						31-Mar

	2007	2008	2009	2010	2011	2012

Fixed charges, as defined:
Total Interest	$21,497	$20,982	$16,965	$13,170	$11,114	$11,158
Interest applicable to rentals	407	444	593	751	743	716

Total fixed charges, as defined	21,904	21,426	17,558	13,921	11,857	11,874

Preferred dividends, as defined (a)	1,745	1,602	1,454	1,177	1,569	1,569

Combined fixed charges and preferred dividends, as defined	$23,649	$23,028	$19,012	$15,098	$13,426	$13,443

Earnings as defined:

Net Income	$24,582	$34,947	$30,479	$31,114	35,976	27,089
Add:
Provision for income taxes:
Total	13,506	23,052	15,346	16,601	15,862	10,880
Fixed charges as above	21,904	21,426	17,558	13,921	11,857	11,874

Total earnings, as defined	$59,992	$79,425	$63,383	$61,636	$63,695	$49,843

Ratio of earnings to fixed charges, as defined	2.74	3.71	3.61	4.43	5.37	4.20

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	2.54	3.45	3.33	4.08	4.74	3.71

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.